EXHIBIT 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management Committee of
Great Lakes Energy Partners L.L.C.

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Range Resources Corporation of our report dated September 17, 2002, relating to the consolidated statements of income, member’s equity, accumulated other comprehensive income (loss) and comprehensive income (loss) and cash flows of Great Lakes Energy Partners L.L.C. (the “Company”) for the year ended December 31, 2001 included in the Current Report on Form 8-K/A of Range Resources Corporation filed on August 17, 2004. Our report dated September 17, 2002 refers to a change in the Company’s method of accounting for derivative financial instruments and hedging activities in 2001.

/s/ KPMG LLP

Dallas, Texas
August 20, 2004